MORI HAMADA & MATSUMOTO

Marunouchi Kitaguchi Building
1-6-5 Marunouchi, Chiyoda-ku
Tokyo 100-8222, Japan





September 5, 2007

(VIA COURIER)
Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)

Ladies and Gentlemen:

We, Mori Hamada & Matsumoto, are legal counsel to Japan Retail Fund Investment Corporation and on its behalf hereby send you the enclosed additional documents in relation to its 12g3-2(b) approval. For your information, the Company intends to continue sending you its additional documents periodically through us on an ongoing basis.

If you have any questions, please do not hesitate to contact us indicated on the cover page of the enclosed document.

Best regards,

Taro Omoto

Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-6420, Japan

September 5, 2007

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
Rule 12g3-2(b) Exemption

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Taro Omoto of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8307; facsimile: 813-6212-8207).

Very truly yours,

Japan Retail Fund Investment Corporation



By:
Name: Yorishige Kondo
Title: Executive Director

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan and the rules of Tokyo Stock Exchange, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from May 1, 2007 to July 31, 2007. Brief descriptions of the Japanese language documents numbered from 1 to 3 below are included in EXHIBIT A; excerpt English translation of the document numbered 4 below is included in EXHIBIT B; and excerpt English translations of the documents numbered from 5 to 16 below are included in EXHIBIT C, all of which are attached hereto.

1. Annual Securities Report dated May 30, 2007, for the fiscal year ending February 28, 2007 (Japanese Language only)

2. Supplemental Document to the Shelf Registration Statement dated May 16, 2007 (Japanese Language only)

3. Two kinds of Amendatory Shelf Registration Statements dated May 30, 2007 (Japanese Language only)

4. Annual Report: Tenth Accounting Period (From September 1, 2006 to February 28, 2007 (Japanese Language only))

5. Press Release (Japanese Language only) titled "Notice of Issuance of Corporate Bonds " dated May 16, 2007

6. Press Release (Japanese Language only) titled "Notice of the Rent Reduction Lawsuit with The Daiei, Inc. at Higashi-Totsuka Aurora City " dated May 29, 2007

7. Press Release (Japanese Language only) titled "Notice of Application for Approval of Amendments to the Approved Business Method by Investment Trust Management Company " dated June 1, 2007

8. Press Release (Japanese Language only) titled "Notice of Change in Personnel in the Investment Trust Management Company " dated June 1, 2007

9. Press Release (Japanese Language only) titled "Notice of New Construction of a Parking Lot in AEON Higashiura Shopping Center " dated June 15, 2007

10. Press Release (Japanese Language only) titled "Notice of Prepayment of Borrowing " dated June 26, 2007

11. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Refunding)" dated June 27, 2007

12. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated June 27, 2007

13. Press Release (Japanese Language only) titled "Notice of Acquisition of Property " dated July 2, 2007

14. Press Release (Japanese Language only) titled "Notice of the Partial Transfer of Assets " dated July 26, 2007

15. Press Release (Japanese Language only) titled "Notice of Change to the Scheduled Date for Acquisition of Property " dated July 26, 2007

16. Press Release (Japanese Language only) titled "Notice of Approval Obtained of Amendments to the Approved Business Method by Investment Trust Management Company " dated July 26, 2007

B. ENGLISH LANGUAGE DOCUMENTS
(The English documents listed below are included in EXHIBIT D, attached hereto)

Press Releases

	Date	Title
1.	May16, 2007	Japan Retail Fund Investment Corporation to Issue Unsecured Corporate Bonds
2.	May 29, 2007	Japan Retail Fund Investment Corporation to Appeal Court Decision Related to Rent Reduction to the Tokyo High Court
3.	June 15, 2007	Japan Retail Fund Investment Corporation to Construct Additional Building at AEON Higashiura Shopping Center in Aichi Prefecture
4.	July 2, 2007	Japan Retail Fund Investment Corporation to Acquire New Retail Property in Sapporo, Hokkaido
5.	July 26, 2007	Japan Retail Fund Investment Corporation to Sell 50% of the Trust Beneficiary Rights of Hakata Riverain in Hakata City, Fukuoka Prefecture
6.	July 26, 2007	Japan Retail Fund Investment Corporation to Change the Acquisition Date for Oyama Yuen Harvest Walk in Oyama City, Tochigi Prefecture

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated May 30, 2007, for the fiscal year ending February 28, 2007

   This is the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the period ending February 28, 2007.

2. Supplemental Document to the Shelf Registration Statement dated May 16, 2007

   This is the Supplemental Document to the Shelf Registration Statement filed on January 11, 2007 in order to offer the Fifth-series Unsecured Investment Corporation Bonds and the Sixth-series Unsecured Investment Corporation Bonds (total issue amount is 35 billion JPY).

3. Two kinds of Amendatory Shelf Registration Statements dated May 30, 2007

   This is two kinds of the Amendatory Shelf Registration Statement in order to add the reference information in the Shelf Registration Statements, which were filed with KLFB on August 26, 2005 and on January 11, 2007, respectively, for issuances of Investment Units for two years (from September 3, 2005 to September 2,2007) and for issuance of Investment Corporation Bonds for two years (from January 19, 2007 to January 18, 2009), respectively, stating the information concerning securities and reference information , etc..

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Item 4.

[Translation]

Japan Retail Fund Investment Corporation
Annual Report
For the (Tenth)Accounting Period ending in February, 2007
(From September 1, 2006 to February 28, 2007)

Table of Contents

Tokyo Building, 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
http://www.jrf-reit.com

Greeting from the Executive Director

Yorishige Kondo
Executive Director
Japan Retail Fund Investment Corporation

(Omitted)

Report from the Asset Manager

Yuichi Hiromoto
President & CEO
Mitsubishi Corp. - UBS Realty Inc.
(Omitted)

Development of the Shopping Centers and Japan Retail Fund From the Newly Acquired Property in the Accounting Period ending in February, 2007

(Description of Properties is Omitted)

Diamond City Leafa(Acquired on November 20, 2006)

Acquisition Date	November 20, 2006
Location	17-1 Tsurumi 4-chome, Tsurumi-ku, Osaka-shi, Osaka
Land size	55,987.46 m^2
Total floor space	(Main Building)83,530.14 m^2 (Parking Lot)55,008.49 m^2
Number of stories	(Main Building) Four floors above ground and one basement floor (Parking Lot) Seven floors above ground and one basement floor
Construction completion	November 2, 2006
Major Tenant	JUSCO

Diamond City Terrace (Acquired on December 1, 2006)

Acquisition Date	December 1, 2006
Location	1-1 Fujinoki 1-chome, Itami-shi, Hyogo
Land size	57,180.21 m^2
Total floor space	137,620.85 m^2
Number of stories	Five floors above ground and one basement floor
Construction completion	September 19, 2002
Major Tenant	JUSCO, TOYSRUS, SPORTS AUTHORITY

AEON Ueda Shopping Center(Acquired on November 1, 2006)

Acquisition Date	November 1, 2006
Location	12-18 Tsuneda 2-chome, Ueda-shi, Nagano
Land size	35,815.73 m^2
Total floor space	61,349.07 m^2
Number of stories	Five floors above ground

Construction completion	June 30, 2004
Major Tenant	JUSCO

Newly Acquired (Anticipated) Property

Newly Acquired Property in the Accounting Period ending in February, 2007

The Investment Corporation has acquired the following four properties in the accounting period ending February, 2007.

"Suburb-tenant property" AEON Ueda Shopping Center, Diamond City Leafa, Diamond City Terrace (Please refer to page 4-7 (Japanese original) "Development of the Shopping Centers and Japan Retail Fund" for the outline of these three properties).

"Urban-tenant property" Kawaramachi OPA

Kawaramachi OPA

Acquisition Date	September 29, 2006
Location	385 Komeya-cho Kawaramachi-dori Shijyo-Agaru, Nakagyo-ku, Kyoto-shi, Kyoto
Land size	2,459.49 m^2 (out of a total of 2,698.23 m^2)
Total floor space	88.813% of 18,595.69 m^2
Number of stories	Nine floors above ground and one basement floor
Construction completion	November 13, 1998
Major Tenant	OPA

Anticipated Property

Oyama Yuen Harvest Walk (Scheduled to acquire in July, 2007)

Location	Oyama-shi, Tochigi
Land size	114,283.1 m^2
Total floor space	70,553.53 m^2
Number of stories	One floor above ground (Partially two floors)
Construction completion (Scheduled)	End of March, 2007 to End of July, 2007
Major Tenant	YORK BENIMARU, SUPER VIVA HOME,K'S DENKI

(Tentative name) Urawa PARCO (Scheduled to acquire in December, 2007)

Location	Urawa-ku, Saitama-shi, Saitama
Land size	7,961.74 m^2 out of a total of 11,222.09 m^2
Total floor space	(Planned) 56,306.80 m^2 out of a total of 108,173.72 m^2
Number of stories	Seven floors above ground and one basement floor (including a part of the second basement) out of a total of ten floors above ground and four basement floors
Construction completion (Scheduled)	September, 2007
Major Tenant	PARCO

(Tentative name) Jingu Mae 4-chome East Project (Scheduled to acquire in March, 2008)

Location	Shibuya-ku, Tokyo
Land size	250.00 m^2
Total floor space	(Planned) 479.06 m^2
Number of stories	(Planned) Two floors above ground and one basement floor
Construction completion (Scheduled)	End of March, 2008
Major Tenant	Undecided

(Tentative name) Jingu Mae 4-chome West Project (Scheduled to acquire in April, 2008)

Location	Shibuya-ku, Tokyo
Land size	334.18 m^2
Total floor space	(Planned) 553.95 m^2
Number of stories	Two floors above ground and one basement floor
Construction completion (Scheduled)	End of October 2008
Major Tenant	Undecided

Ario Otori-Ten (Scheduled to acquire in May, 2008)

Location	Nishi-ku Sakai-shi Osaka
Land size	(Planned) 53,739.29 m^2
Total floor space	(Planned) 139,923.58 m^2
Number of stories	Five floors above ground and one basement floor
Construction completion	End of March, 2008
Major Tenant	ITO-YOKADO

Approaches to Internal Growth
(Omitted)

Financial Strategies

(Omitted)

Issue and Offering of New Investment Units and Secondary Offering
The Investment Corporation issued new investment units (84,000 units, including third-party allotment in conjunction with the secondary offering by over-allotment) in September 2006, which was the largest issuance ever. The Investment Corporation has experienced five capital increases since being listed and has strengthened its financial base by timely capital increases.

Upgrade of Ratings

- Moody's upgraded the Investment Corporation's issuer rating and unsecured long-term debt rating from A2 to A1 on February 5, 2007.
- S&P upgraded the first to the forth series unsecured investment corporation bonds' rating from A to A+ on February 27, 2007.

Issue of Investment Corporation Bonds

The Investment Corporation issued the forth series publicly-offered investment corporation bonds (maturity: 5 years; aggregate amount of issue: ¥20 billion) during its 10th fiscal period based on the comprehensive resolution for the issue of domestic unsecured investment corporation bonds passed on January 10, 2006, and therefore the aggregate balance of investment corporation bonds for the first, second, third, and fourth series investment corporation bonds reached ¥65 billion, which enabled us to secure even grater stability by having a longer maturity for debts.

	First Series	Second Series	Third Series	Fourth Series
Outstanding amount as of the end of February, 2007	20 billion	15 billion	10 billion	20 billion
Interest rate	0.74%	1.73%	2.02%	1.60%
Guarantee	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed
Duration	5 years	10 years	10 years	5 years
Terms decision date	January 27, 2005	January 27, 2005	February 9, 2006	December 13, 2006
Date of maturity	February 9, 2010	February 9, 2015	February 22, 2016	December 22, 2011
Acquired ratings	A1(Moody's) A+(S&P) AA-(R&I)	A1(Moody's) A+(S&P) AA-(R&I)	A1(Moody's) A+(S&P) AA-(R&I)	A1(Moody's) A+(S&P) AA-(R&I)

(Note) Acquired ratings show the ratings after the upgrade. The investment corporation bonds were rated A2 by Moody's and A by S&P at the time of their issue.

Borrowings

The balance of total outstanding borrowings as of the end of this fiscal period reached ¥68.7 billion, comprising of the balance of short-term borrowing of approximately ¥63.7 billion and the balance of long-term borrowing of ¥5 billion. The Investment Corporation has unsecured bank borrowing facilities of an aggregate of ¥130 billion and secures funding mobility as well as financial flexibility.

Breakdown of Interest-bearing Debt

Short-term borrowing	¥63,730 million
Long-term borrowing	¥5,000 million
Investment corporation bonds	¥65,000 million

(Note) Lease deposits is ¥36,494 million and security deposit is ¥49,262 million as of February28, 2007.

Dispersion of maturities of long-term Debt

	2009	2010	2011	2015	2016
Long-term borrowing	¥5,000	-	-	-	-

	million				
Investment corporation bonds	-	¥20,000 million	¥20,000 million	¥15,000 million	¥10,000 million

State of Portfolio (Summary)
(Omitted)

Remaining Term of Lease Agreement
(Omitted)

Total Leasable Area and Transition of Occupancy Ratio
(Omitted)

State of Portfolio (Map)
(Omitted)

State of Portfolio (Outline)

(Omitted)

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Urban Multi-tenant property							
UM-1	Hakata Reverain/ eeny meeny miny mo	growth-type	Fukuoka-shi, Fukuoka	March, 2003 and June, 2005	12,618	74	25,301.31
UM-2	8953 Minami-Aoyama Building	income-type	Minato-ku, Tokyo	March, 2003	5,350	3	1,540.98
UM-3	8953 Harajuku Face Building	income-type	Shibuya-ku, Tokyo	January, 2004	2,770	5	1,477.62
UM-5	8953 Kita-Aoyama Building	income-type	Minato-ku, Tokyo	February, 2005	989	2	492.69
UM-6	8953 Jiyugaoka Building	income-type	Meguro-ku, Tokyo	March, 2005	2,700	11	1,814.10
UM-7	Cheers Ginza	income-type	Chuo-ku, Tokyo	August, 2005	4,200	9	1,686.58
Total					28,627	104	32,313.28

Suburb Multi-tenant property							
SM-1	Nara Family	growth-type	Nara-shi, Nara	March, 2003	31,241	129	85,251.76
SM-2	Abiko Shopping Plaza	growth-type	Abiko-shi, Chiba	March, 2003	10,200	53	42,642.36
SM-3	Wonder City	growth-type	Nagoya-shi, Aichi	March, December, 2005 and December, 2006	16,340	25	72,089.77
SM-4	Kyoto Family	growth-type	Kyoto-shi, Kyoto	December, 2005	5,340	66	25,603.95
SM-5	Higashi-Totsuka Aurora City (Note 2)	growth-type	Yokohama-shi, Kanagawa	March, 2006	50,500	4	151,429.78
Total					113,621	277	377,017.62

Urban Single-tenant property							
US-1	8953 Osaka	income-type	Osaka-shi,	March, 2002	14,300	1	13,666.96

	Shinsaibashi Building		Osaka				
US-2	8953 Daikanyama Building	income-type	Shibuya-ku, Tokyo	December, 2003	1,235	1	574,46
US-3	Esquisse Omotesando Annex	income-type	Shibuya-ku, Tokyo	April, 2004	860	2	540.78
US-4	Bic Camera Tachikawa	income-type	Tachikawa-shi, Tokyo	September, 2004	11,920	2	20,983.43
US-5	Site of Gyre (Note 3)	income-type	Shibuya-ku, Tokyo	March, 2004, and May, 2005	14,712	1	1,768.78
US-6	Kawaramachi OPA	income-type	Kyoto-shi, Kyoto	September, 2006	18,500	1	18,848.20
Total					61,527	8	56,382.61

Note 1 As of February 28, 2007.

Note 2 The Investment Corporation changed investment styles for Higashi-Totsuka Aurora City from income–type property to growth-type property since the accounting period ending in February 2007 because the part of the area leased by Seibu Department Stores was returned.

Note 3 The GYRE site (former site of ESQUISSE Omotesando) is classified as income-type property that only includes the land.

Note 4 As of the date of this report, the Investment Corporation holds ESPA Kawasaki Annex and manages it together with the existing ESPA Kawasaki, but it is not included in this outline because the Investment Corporation acquired it on March 1, 2007. The Investment Corporation changed the property number of ESPA Kawasaki from SS-2 to SM-6 as a result of that acquisition.

Note 5 "Property Number" is the number that the Investment Corporation uses to categorize the property held by the Investment Corporation into four categories, UM-type (Urban Multi-tenant property), SM-type (Suburban Multi-tenant property), US-type (Urban Single-tenant property), and the SS-type (Suburban Single-tenant property), numbering each category in the order of the acquisition date.

"Income-type" property: Properties that are expected to produce steady cash-flows in medium and long-terms. For example, commercial facilities that have stable secured rent income in medium and long-term based on long-term lease agreements with core tenants considered trustworthy and excellent.

"Growth-type" property: Properties that proactively aim to grow cash flows and property value through turnover of tenants and increasing the operation rates. Growth-type properties aims to achieve the above goal by setting the lease agreements shorter compared to income-type properties and introducing a rent income based on sales commission.

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Suburb Single-tenant property							
SS-1	Sendai Nakayama Shopping Center	income-type	Sendai-shi, Miyagi	March, 2002	10,200	2	46,248.96
SS-2	ESPA Kawasaki (Note 4)	income-type	Kawasaki-shi Kanagawa	March and December, 2002	10,091	1	56,891.15
SS-3	JUSCO Chigasaki	income-type	Chigasaki-shi,	March,	8,300	1	63,652.33

	Shopping Center		Kanagawa	2002			
SS-4	Ito-Yokado Narumi	income-type	Nagoya-shi, Aichi	March, 2003	8,540	1	50,437.91
SS-5	Ito-Yokado Yabashira	income-type	Matsudo-shi, Chiba	June, 2003	1,616	1	21,581.65
SS-6	Ito-Yokado Kamifukuokahigashi	income-type	Fujimino-shi, Saitama	September, 2003	6,900	1	28,316.18
SS-7	Ito-Yokado Nishikicho	income-type	Warabi-shi, Saitama	November, 2003	13,212	1	73,438.52
SS-8	AEON Higashiura Shopping Center	income-type	Chita-gun, Aichi	January, 2004	6,700	1	100,457.69
SS-9	AEON Kashiihama Shopping Center	income-type	Fukuoka-shi, Fukuoka	January, 2004	13,300	1	109,616.72
SS-10	AEON Sapporo Naebo Shopping Center	income-type	Sapporo-shi, Hokkaido	March, 2004	9,260	1	74,625.52
SS-11	Ito-Yokado Tsunashima	income-type	Yokohama-shi, Kanagawa	June, 2004	5,000	1	16,549.50
SS-12	Itabashi SATY	income-type	Itabashi-ku, Tokyo	December, 2004	12,400	1	72,253.88
SS-13	AEON Yamato Shopping Center	income-type	Yamato-shi, Kanagawa	February, 2005	16,823	1	85,226.68
SS-14	SEIYU Hibarigaoka	income-type	Nishi-Tokyo-shi, Tokyo	March, 2005	6,100	1	19,070.88
SS-15	Tobata SATY	income-type	Kita-Kyushu-shi, Fukuoka	March, 2005	6,290	1	93,258.23
SS-16	JUSCO City Takatsuki	income-type	Takatsuki-shi, Osaka	March, 2005	11,700	1	77,267.23
SS-17	JUSCO City Yagoto	income-type	Nagoya-shi, Aichi	June, 2005	3,700	2	63,778.44
SS-18	JUSCO Naha	income-type	Naha-shi, Okinawa	June, 2005	10,700	1	79,090.48
SS-19	JUSCO City Nishi-Otsu	income-type	Otsu-shi, Shiga	December, 2005	13,100	1	62,717.26
SS-20	Omiya SATY	income-type	Saitama-shi, Saitama	June, 2006	6,133	1	75,344.90
SS-21	Loc City Ogaki	income-type	Ogaki-shi, Gifu	July, 2006	4,950	1	57,500.35
SS-22	AEON Ueda Shopping center	income-type	Ueda-shi,, Nagano	November, 2006	9,500	1	61,349.07
SS-23	Diamond City Leafa	income-type	Osaka-shi, Osaka	November, 2006	29,900	1	138,538.63
SS-24	Diamond City Terrace	income-type	Itami-shi, Hyogo	December, 2006	20,300	1	150,401.99
Total					244,715	26	1,677,614.15

Total		
	448,490	415	2,143,327.66

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc., which is its asset manager, by entering into an asset management entrustment agreement.
Mitsubishi Corp.-UBS Realty Inc., shareholders of which are two companies; Mitsubishi Corporation and UBS AG., operates the assets of the Investment Corporation and offers investment opportunities by fully utilizing the network of Mitsubishi Corporation with huge number of clients among various industries, its know-how related to real estate market in Japan,

its performances and experience of management of various funds, as well as performances and experience of UBS group related to management of real estate in U.S., Great Britain and Australia, its cutting-edge financial know-how, and its management know-how and performances related to securities investment trust in Japan. In addition, the Asset Manager adopts an operation system to prevent conflict of interests among interested companies.

(Omitted)

REPORT OF ASSET MNAGEMENT

General Condition of Asset Management

1. Operating Results and Financial Position

Period		Sixth Accounting Period	Seventh Accounting Period	Eighth Accounting Period	Ninth Accounting Period	Tenth Accounting Period
		From September 1, 2004 to February 28, 2005	From March 1, 2005 to August 31, 2005	From September 1, 2005 to February 28, 2006	From March 1, 2006 to August 31, 2006	From September 1, 2006 to February 28, 2007
Operating revenues	million ¥	9,513	12,225	13,046	14,998	16,712
(Rental revenues)	million ¥	(9,513)	(12,225)	(13,046)	(14,998)	(16,583)
Operating expenses	million ¥	5,686	7,252	7,756	8,995	9,773
(Rental expenses)	million ¥	(4,808)	(6,080)	(6,496)	(7,519)	(8,093)
Operating income	million ¥	3,827	4,973	5,290	6,003	6,938
Ordinary income	million ¥	3,385	4,397	4,796	5,120	6,093
Net income (a)	million ¥	3,384	4,396	4,795	5,114	6,079
Net asset value (b)	million ¥	119,573	166,844	186,352	186,672	256,844
(comparison with the previous period)	%	(+0.2)	(+39.5)	(+11.7)	(+0.2)	(+37.6)
Total assets (c)	million ¥	244,706	312,349	339,844	394,376	480,415
(comparison with the previous period)	%	(+21.9)	(+27.6)	(+8.8)	(+16.0)	(+21.8)
Total Unitholders' capital	million ¥	116,188	162,448	181,557	181,557	250,764
(comparison with the previous period)	%	(0.0)	(+39.8)	(+11.8)	(0.0)	(+38.1)
Number of investment units issued and outstanding (d)	unit	219,502	279,502	302,502	302,502	386,502
Net asset value per unit (b)/(d)	¥	544,748	596,935	616,037	617,095	664,535
Total distribution (e)	million ¥	3,384	4,396	4,794	5,115	6,079
Distribution per unit (e)/(d)	¥	15,419	15,730	15,851	16,909	15,730
(Profit-sharing per unit)	¥	(15,419)	(15,730)	(15,851)	(16,909)	(15,730)
(Excess profit-sharing per unit)	¥	(-)	(-)	(-)	(-)	(-)
Ratio of ordinary income to total assets (Note 3)	%	1.5 (3.1)	1.6 (3.1)	1.5 (3.0)	1.4 (2.8)	1.4 (2.8)
Profit ratio to net worth (Note 3)	%	2.8 (5.7)	3.1 (6.1)	2.7 (5.5)	2.7 (5.4)	2.7 (5.5)
Net worth ratio (b)/(c)	%	48.9	53.4	54.8	47.3	53.5
(increasing and decreasing compared with the previous period)		(△10.6)	(+4.5)	(+1.4)	(△7.5)	(+6.2)
Pay-out ratio (e)/(a)	%	100.0	100.0	100.0	100.0	100.0
(Other information for reference)						
Rental Net Operating Income (NOI) (Note 3)	million ¥	6,388	8,451	9,022	10,373	11,900
Net Profit Margin (Note 3)	%	35.6	36.0	36.8	34.1	36.4
Debt Service Coverage ratio (Note 3)	multiple	25.7	19.6	20.9	14.6	16.0
Funds from Operation (FFO) per unit (Note 3)	¥	23,083	23,979	24,077	26,477	24,555

Funds from Operation (FFO) multiples (Note 3)	multiple	17.5	19.0	18.7	16.1	22.2
Possible distribution per unit after adjustment of non-current tax etc. (Note 4)	¥	14,276	14,855	14,941	16,292	14,940
FFO per unit after adjustment of non-current tax etc. (Note 4)	¥	21,940	23,105	23,168	25,861	23,766

Note 1: Consumption tax, etc. are not included in operating revenues, etc.

Note 2: Unless stated in particular, fractions less than the figures indicated above were omitted.

Note 3: Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized; 181 days for the sixth accounting period, 184 days for the seventh accounting period, 181 days for eighth accounting period, 184 days for the ninth accounting period, and 181 days for the tenth accounting period.

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues − Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Depreciation expenses + Other real estate related depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of accounting period/annualized FFO per unit

Note 4: The substantial amount of non-current tax etc. on acquisition time of the estates etc. is not included in the acquisition cost and it shows the "possible distribution per unit"(approximate calculation) and the "FFO per unit"(approximate calculation) assumed in the case the amount corresponding to the relevant calculation period is allocated on expenses. In addition, the relevant numbers are not subject to auditing.

2. Asset Operations for the Period

(1) Main Trends of the Investment Corporation

The Investment Corporation was created on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations. The next year, on March 12, 2002, it was the first investment corporation in Japan, specializing in operating the real estate of commercial facilities, to be listed on the Tokyo Stock Exchange (code: 8953). Since then it has continued to acquire properties and developed.

Immediately after being listed, the Investment Corporation acquired 4 commercial facilities. Later, the Investment Corporation acquired 6 commercial facilities in its 3rd period, 6 commercial facilities in its 4th period, 4 commercial facilities in its 5th period, achieving the target of total asset value 200 billion yen within three years from the listing on the end of the 5th period (August 31, 2004), more than half a year ahead of schedule. Further the Investment

Corporation acquired 4 commercial facilities in its 6th period, 8 commercial facilities in its 7th period, 2 commercial facilities in its 8th period, 3 commercial facilities in its 9th period, and 4 commercial facilities in its 10th period, achieving the target of total asset value 400 billion yen within five years from the listing ahead of schedule. As of end of 10th year (February 28, 2007), the Investment Corporation currently operates a total of 41 commercial facilities (total asset value 480,4 billion yen).

(2) Operations

The Investment Corporation invests in a diverse range of commercial facilities located throughout the country, such as "urban commercial stores" in good locations, and "suburban shopping centers" and "roadside stores" that executed long-term lease agreements with mainly high-quality tenants. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce stable, mid-to-long-term cash flows; and "growth-type properties," which the Investment Corporation actively aims to grow the cash flows and property value through the increase of rent income by changes of tenants or increase of turnover of tenants by value-up of the facilities.

The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It seeks to bring in a steady income from over the entire portfolio and achieve firm external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as AEON, Ito-Yokado, Diamond City, and Bic Camera, and occupancy rate is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rent income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, properties in good urban locations developing as the retail center and large properties in suburbs for which long-term lease agreements with good tenants are executed—the Investment Corporation has acquired Kawaramachi OPA , a Urban single tenant property, and AEON Ueda Shopping Center, Diamond City Leafa, and Diamond city Terrace, suburban single tenant properties during this period.

As for growth-type properties, the Investment Corporation holds Hakata Riverain / eeny meeny miny mo, Nara Family, Abiko Shopping Plaza, Wonder City, and Kyoto Family from before the previous period. Further, the Investment Corporation reclassified Higashi-Totsuka Aurora City acquired in the previous period from income-type property to growth-type property due to the return of the boutique mall area from Seibu Department Stores and succession of the lease agreements with the existing sub-lessees. As for growth-type properties, the Investment Corporation has been seeking a change in tenants and carrying out promotional work throughout this period to maximize the potential value of these commercial facilities.

(3) Summary of financing
(Omitted)

(4) Summary of performance and allotment
(Omitted)

3. State concerning Capital Increase etc.

Outline of capital increase, etc. during current term and before the previous term is as listed below:

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Public Offering for Capital Increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public Offering for Capital Increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of Investment Units to a Third Party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public Offering for Capital Increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public Offering for Capital Increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of Investment Units to a Third Party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public Offering for Capital Increase	23,000	302,502	19,109	181,557	Note 8
September 21, 2006	Public Offering for Capital Increase	78,000	380,502	64,263	245,821	Note 9
September 27, 2006	Allocation of Investment Units to a Third Party	6,000	386,502	4,943	250,764	Note 10

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

Note 9 New investment units were issued at the issue price of 852,600 yen per unit (subscription price of 823,890 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 10 New investment units were issued at the subscription price of 823,890 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

[Fluctuation of Market Price of the Investment Certificate]

The highest and the lowest price of the investment certificate on the Tokyo Stock Exchange REIT Market on which the investment certificates are listed shall be as follows.

Term	Sixth Accounting Period	Seventh Accounting Period	Eighth Accounting Period	Ninth Accounting Period	Tenth Accounting Period
Settlement Date	February 2005	August 2005	February 2006	August 2006	February 2007
Highest	¥881,000	¥990,000	¥1,010,000	¥965,000	¥1,190,000
Lowest	¥780,000	¥794,000	¥815,000	¥814,000	¥831,000

4. Record of Distributions, etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥15,730.

Period	Sixth Accounting Period (from September 1, 2004 to February 28, 2005)	Seventh Accounting Period (from March 1, 2005 to August 31, 2005)	Eighth Accounting Period (from September 1, 2005 to February 28, 2006)	Ninth Accounting Period (from March 1, 2006 to August 31, 2006)	Tenth Accounting Period (from September 1, 2006 to February 28, 2007)
Net income	3,384,523 thousand yen	4,396,509 thousand yen	4,795,005 thousand yen	5,114,968 thousand yen	6,079,654 thousand yen
Accumulated earnings	100 thousand yen	43 thousand yen	89 thousand yen	51 thousand yen	29 thousand yen
Total cash distribution (Distribution per unit)	3,384,501 thousand yen (15,419 yen)	4,396,566 thousand yen (15,730 yen)	4,794,959 thousand yen (15,851 yen)	5,115,006 thousand yen (16,909 yen)	6,079,676 thousand yen (15,730 yen)
Total profit-sharing (Profit-sharing per unit)	3,384,501 thousand yen (15,419 yen)	4,396,566 thousand yen (15,730 yen)	4,794,959 thousand yen (15,851 yen)	5,115,006 thousand yen (16,909 yen)	6,079,676 thousand yen (15,730 yen)
Total investment refund	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)

(Investment refund per unit)				

5. Future Investment Policy and Issues to be Resolved
(Omitted)

6. Material Subsequent Facts After the Closing Date

NA

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Investment

	Sixth Accounting Period (as of February 28, 2005)	Seventh Accounting Period (as of August 31, 2005)	Eighth Accounting Period (as of February 28, 2006)	Ninth Accounting Period (as of August 31, 2006)	Tenth Accounting Period (as of February 28, 2007
Total Number of Investment Units to be Issued	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	219,502 Units	279,502 Units	302,502 Units	302,502 Units	386,502 Units
Number of Unitholders	12,286 persons	12,195 persons	11,063 persons	10,610 persons	11,582 persons

2. Major Unitholders

Major unitholders as of February 28, 2007 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding
		Unit	%
Japan Trustee Services Bank, Ltd. Trust Account	8-11, Harumi 1-chome, Chuo-ku, Tokyo	28,315	7.32
NikkoCiti Trust and Banking Corporation Trust Account	3-14, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo	25,754	6.66
The Master Trust Bank of Japan, Ltd. Trust Account	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	20,131	5.20
Trust & Custody Services Bank, Ltd. Securities Investment Trust Account	Harumi Island Triton Square Office Tower Z, 8-12, Harumi 1-chome, Chuo-ku, Tokyo	19,600	5.07
The Nomura Trust and Banking Co., Ltd. Securities Investment Trust Account	2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo	14,640	3.78
Mitsubishi Corporation	3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	13,975	3.61
The Government of Singapore Investment Corporation Pte Ltd.	168 ROBINSON ROAD #37-01 CAPITAL TOWER SINGAPORE 068912	12,857	3.32
The Bank of New York Treaty JASDEC Account	AVENUE DES ARTS, 35 KUNSTLAAN, 1040 BRUSSELS, BELGIUM	11,978	3.09
The Chugoku Bank	15-20, Marunouchi 1-chome, Okayama-shi, Okayama	6,862	1.77
AIG Star Life Insurance Co, Ltd.	8-12, Harumi 1-chome, Chuo-ku, Tokyo	6,805	1.76
The Joyo Bank Ltd.	5-5 Minamimachi 2-chome, Mito-shi Ibaragi	6,535	1.69
Goldman Sachs International	133 FLEET STREET LONDON EC4A 2BB, U.K.	6,082	1.57
UBS AG London Asia Equities	1 FINSBURY AVENUE, LONDON EC2M 2PP	4,789	1.23
Gibraltar Life Insurance Co., Ltd. (General Account and Others)	13-10, Nagatacho 2-chome, Chiyoda-ku, Tokyo	4,775	1.23
The Bank of Ikeda, Ltd.	1-11 Jyonan 2-chome, Ikeda-shi Osaka	4,746	1.22

Fuji Fire and Marine Insurance Co., Ltd.	18-11, Minamisenba 1-chome, Chuo-ku, Osaka-shi, Osaka	4,723	1.22
The Hiroshima Bank, Ltd.	3-8, Kamiya-cho 1-chome, Naka-ku, Hiroshima	4,069	1.05
Barclays Bank PLC Barclays Capital Securities	1 CHURCHILL PLACE, LONDON E14 5HP, UNITED KINGDOM	4,055	1.04
American Life Insurance Company GAL	1-3 Marunouchi 1-chome, Chiyoda-ku Tokyo	3,432	0.88
The Hachijuni Bank, Ltd.	178-8, Aza-okada, Nakagosho, Oaza, Nagano-shi, Nagano	3,375	0.87
Total		207,498	53.68

3. Matters of Directors, etc. as of End of Period

(1) Names of Directors, etc. as of End of This Period

(Unit: Thousands of Yen)

Post	Name	Major Concurrent Post, Etc.	Total amount of fee paid to each officer during this business period
Executive Director	Yorishige Kondo (Note 2)	Professor of Tokyo University of Technology	1,293 (Note 5)
Executive Director	Yuichi Hiromoto (Note 2)	President & CEO of Mitsubishi Corp.-UBS Realty Inc.	48 (Note 5)
Supervisory Directors	Shuichi Namba (Note 3)	Attorney-at-law of Momo-o, Matsuo & Namba	1,632 (Note 5)
	Masayoshi Sato(Note 3)	Certified Public Accountant of Tokyo Kyodo Accounting Office	1,632 (Note 5)
Accounting Auditor	Aarata Audit Corporation (Note 4)	-	14,500 (Note 5)

Note 1: Neither the Executive Director nor the Supervisory Directors hold investment units of the Investment Corporation in its own name or that of others. Supervisory Directors may hold office in other companies other than those listed above; however, there is no conflict of interests between those companies (including those listed above) and the Investment Corporation.

Note 2: Resignation of Yuichi Hiromoto from an office of an Executive Director and appointment of Yorishige Kondo as an Exective Director were approved at the general meeting of unitholders held on November 22, 2006.

Note 3: Supervisory Directors were reappointed at the general meeting of unitholders held on November 22, 2006.

Note 4: Aarata Audit Corporation was appointed as an Accounting Auditor at the general meeting of unitholders held on November 22, 2006.

Note 5: The amount actually paid for this period is described for Executive Director and Supervisory Directors, and the amount to be paid (estimated amount) as fee for auditing during this period is described for the Accounting Auditor.

(2) Resigning or Acceding Officers, etc.

Yuichi Hiromoto has resigned from the Executive Director on November 30, 2006.
Yorishige Kondo acceded to an office as an Executive Director and Shuichi Namba and Masayoshi Sato have been acceded to an office as Supervisory Directors on December 1, 2006.

(3) Policies on decisions of dismissal or no reappointment of the Accounting Auditor

To be decided at the meeting of board of directors taking various factors into consideration.

4. Names of Investment Trust Management Company, Custodian and General Administrator as of End of Period

Classification of Business	Name
Investment Trust Management Company (Asset Manager)	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (Transfer of register, etc.)	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (business concerning investment corporation bonds)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
General Administrator (business concerning tax service)	Zeirishi-Hojin PricewaterhouseCoopers

State of Investment Assets of the Investment Corporation

1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Ninth Accounting Period (as of August 31, 2006)		Tenth Accounting Period (as of February 28, 2007)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	194,260	47.3	192,996	40.2
	Osaka and Nagoya metropolitan area	116,342	29.5	185,625	38.6
	Other metropolitan areas	61,865	15.7	71,360	14.9
	Sub-total	372,469	94.5	449,981	93.7
Interests in anonymous association		814	0.2	-	-
Deposit and other assets		21,092	5.3	30,433	6.3
Total Assets		394,376	100.0	480,415	100.0

Note: Total amount of holdings are based on the balance sheet value (with regard to trust property, the depreciated book value) as of the end of period.

2. Major Assets

Outline of major assets held by the Investment Corporation are as follows:

Name of Property	Book Value	Number of Property	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage of Total Revenue (Note 1)	Major Use
	(¥ in millions)		m²	m²	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	9,767	1	46,248.96	46,248.96	100.0	2.8	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	9,497	1	56,891.15	56,891.15	100.0	2.1	Commercial facilities
8953 Osaka Shinsaibashi Building (trust beneficiary interests)	13,721	1	13,666.96	13,666.96	100.0	2.5	Commercial facilities
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	7,867	1	63,652.33	63,652.33	100.0	1.7	Commercial facilities
Hakata Reverain/ eeny meeny miny mo (trust beneficiary interests)	12,685	1	25,301.31	24,533.12	97.0	6.7	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,125	1	50,437.91	50,437.91	100.0	2.0	Commercial facilities

8953 Minami Aoyama Building (trust beneficiary interests)	5,358	1	1,540.98	1,540.98	100.0	1.0	Commercial facilities
Nara Family (trust beneficiary interests)	31,481	1	85,251.76	83,521.10	98.0	13.1	Commercial facilities
Abiko Shopping Plaza (trust beneficiary interests)	10,631	1	42,642.36	42,642.36	100.0	4.5	Commercial facilities
Ito-Yokado Yabashira (trust beneficiary interests)	1,598	1	21,581.65	21,581.65	100.0	0.5	Commercial facilities
Ito-Yokado, Kamifukuokahigashi (trust beneficiary interests)	6,735	1	28,316.18	28,316.18	100.0	1.5	Commercial facilities
Ito-Yokado Nishikicho (trust beneficiary interests)	12,770	1	73,438.52	73,438.52	100.0	2.7	Commercial facilities
8953 Daikanyama Building (trust beneficiary interests)	1,261	1	574.46	574.46	100.0	0.2	Commercial facilities
8953 Harajuku Face Building (trust beneficiary interests)	2,775	1	1,477.62	1,477.62	100.0	0.6	Commercial facilities
AEON Higashiura Shopping Center (trust beneficiary interests)	6,395	1	100,457.69	100,457.69	100.0	2.3	Commercial facilities
AEON Kashiihama Shopping Center (trust beneficiary interests)	13,236	1	109,616.72	109,616.72	100.0	2.9	Commercial facilities
AEON Sapporo Naebo Shoping Center (trust beneficiary interests)	8,674	1	74,625.52	74,625.52	100.0	2.3	Commercial facilities
Site of Gyre (trust beneficiary interests) (Note 5)	14,901	2	1,768.78	1,768.78	100.0	1.1	Commercial facilities
Esquisse Omotesando Annex (trust beneficiary interests)	889	1	540.78	540.78	100.0	0.2	Commercial facilities
Ito-Yokado Tsunashima (trust beneficiary interests)	5,077	1	16,549.50	16,549.50	100.0	1.1	Commercial facilities
Bic Camera Tachikawa (trust beneficiary interests)	12,099	1	20,983.43	20,983.43	100.0	2.3	Commercial facilities
Itabashi SATY	12,440	1	72,253.88	72,253.88	100.0	3.8	

(trust beneficiary interests)							Commercial facilities
8953 Kita Aoyama Building (trust beneficiary interests)	1,003	1	492.69	492.69	100.0	0.2	Commercial facilities
AEON Yamato Shopping Center (trust beneficiary interests)	16,892	1	85,226.68	85,226.68	100.0	3.2	Commercial facilities
SEIYU Hibarigaoka (trust beneficiary interests)	5,831	1	19,070.88	19,070.88	100.0	1.6	Commercial facilities
Tobata SATY (trust beneficiary interests)	6,287	1	93,258.23	93,258.23	100.0	1.9	Commercial facilities
JUSCO City Takatsuki (trust beneficiary interests)	11,502	1	77,267.23	77,267.23	100.0	2.5	Commercial facilities
8953 Jiyugaoka Building (trust beneficiary interests)	2,694	2	1,814.10	1,814.10	100.0	0.5	Commercial facilities
Wonder City (trust beneficiary interests)	16,688	1	72,089.77	72,089.77	100.0	3.9	Commercial facilities
JUSCO City Yagoto (trust beneficiary interests)	3,923	1	63,778.44	63,778.44	100.0	1.0	Commercial facilities
JUSCO City Naha (trust beneficiary interests)	10,941	1	79,090.48	79,090.48	100.0	2.3	Commercial facilities
Cheers Ginza (trust beneficiary interests)	4,200	1	1,686.58	1,686.58	100.0	0.7	Commercial facilities
JUSCO City Nishi-Otsu (trust beneficiary interests)	13,504	1	62,717.26	62,717.26	100.0	2.3	Commercial facilities
Kyoto Family (trust beneficiary interests)	5,556	1	25,603.95	25,603.95	100.0	4.0	Commercial facilities
Higashi-Totsuka Aurora City (trust beneficiary interests)	52,105	1	151,429.78	151,429.78	100.0	7.7	Commercial facilities
Omiya SATY (trust beneficiary interests)	6,363	1	75,344.90	75,344.90	100.0	1.2	Commercial facilities
Loc City Ogaki (trust beneficiary interests)	5,006	1	57,500.35	57,500.35	100.0	2.0	Commercial facilities
Kawaramachi OPA	19,036	1	18,848.20	18,848.20	100.0	1.7	Commercial

(trust beneficiary interests)							facilities
AEON Ueda Shopping Center (trust beneficiary interests)	9,768	1	61,349.07	61,349.07	100.0	1.2	Commercial facilities
Diamond City Leafa (trust beneficiary interests)	30,226	1	138,538.63	138,538.63	100.0	2.5	Commercial facilities
Diamond City Terrace (trust beneficiary interests)	20,455	1	150,401.99	150,401.99	100.0	1.7	Commercial facilities
Total (Note 2)	449,981	43	2,143,327.66	2,140,828.81	99.9	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of Gyre, the area indicated on the land registry book is used.

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).
Regarding the leased area of the site of Gyre, the area indicated on the land registry book is used.

Note 5 Name of the property was changed to "the site of Gyre" from "the site of Esquisse Omotesando"

3. Detail Description of Properties
(Omitted)

4. Detail Description of Other Assets
(Omitted)

Capital Expenditures for Assets:
(Omitted)

State of Expenses and Debts

1. Breakdown of Expenses for Management

(Unit: Thousands of Yen)

Items	Ninth Period (From March 1, 2006 to August 31, 2006)	Tenth Period (From September 1, 2006 to February 28, 2997)
(a) Asset management fee	1,186,755	1,387,307
(b) Asset custody fee	58,930	64,685
(c) General administrative fee	109,525	117,016
(d) Directors fee	3,355	4,607
(e) Other expenses	91,417	106,115
Total	1,449,984	1,679,732

2. Borrowings

Borrowings as of the date of settlement of accounts from each financial institution are as listed below:

Division	Parties from which borrowing was made	Borrowing Date	Balance at the end of the previous period (million yen)	Balance at the end of the current period	Average interest rate (Note 1)	Due date	Repayment method	Use	Remarks
Short-term debts	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 20, 2005	2,475	-	0.7	December 20, 2006	Lump sum at due date (Note 3)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		2,227	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		2,227	-					
	Sumitomo Trust and Banking Corporation		1,732	-					
	Aozora Bank, Ltd.		1,237	-					
	The Bank of Fukuoka, Ltd.	December 21, 2005	3,000	-	0.7	December 21, 2006	Lump sum at due date (Note 3)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo–Mitsubishi UFJ, Ltd.	May 31, 2006	11,850	-	0.6	December 29, 2006	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		10,665	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		10,665	-					

	Sumitomo Trust and Banking Corporation		8,295	-					
	Aozora Bank, Ltd.		5,925	-					
	The Chugoku Bank, Ltd.	June 21, 2006	2,200	-	0.7	December 21, 2006	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	July 26, 2006	1,000	-	0.7	July 26, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		900	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		900	-					
	Sumitomo Trust and Banking Corporation		700	-					
	Aozora Bank, Ltd.		500	-					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 31, 2006	3,892	-	0.7	August 31, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		3,503	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		3,503	-					
	Sumitomo Trust and Banking Corporation		2,724	-					
	Aozora Bank, Ltd.		1,946	-					
	Sumitomo Mitsui Bank Corporation	September 29, 2006	-	1,700	0.7	September 29, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	November 1, 2006	-	2,000	0.8	November 1, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	1,800					

	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	1,800					
	Sumitomo Trust and Banking Corporation		-	1,400					
	Aozora Bank, Ltd.		-	1,000					
	Sumitomo Mitsui Bank Corporation	November 29, 2006	-	2,530	0.7	November 29, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 1, 2006	-	2,500	0.8	December 1, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	2,250					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	2,250					
	Sumitomo Trust and Banking Corporation		-	1,750					
	Aozora Bank, Ltd.		-	1,250					
	The Bank of Fukuoka, Ltd.	December 21, 2006	-	3,000	0.8	December 21, 2007	Lump sum at due date (Note)	Note 3	Unsecured and unguaranteed
	The Chugoku Bank, Ltd.	June 21, 2007	-	2,200	0.8	December 21, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mizuho Corporate Bank, Ltd.	February 27, 2007	-	5,300	0.9	February 27, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	February 28, 2007	-	7,750	0.9	February 28, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	6,975					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	6,975					

	Sumitomo Trust and Banking Corporation		-	5,425					
	Aozora Bank, Ltd.		-	3,875					
	Sub-total		82,070	63,730					
Long-term debts	Nippon Life Insurance Company	March 31, 2004	5,000	5,000	1.3	March 31, 2009	Lump sum at due date	Note 3	Unsecured and unguaranteed
	Sub-total		5,000	5,000					
Total			87,000	68,730					

Note 1: The average interest rate shows the weighted interest rate average, which are calculated by rounding to the first decimal place.

Note 2: Partial repayment of principal is allowed on the interest payment date concerning the method of repayment of short-term debt.

Note 3: The funds are used for purchasing beneficial interests in the real estate trust and refunding borrowing.

3. Investment Corporation Bonds

	Date of issue	Balance at the end of the previous period	Balance at the end of the current period	Interest rate	Date of Maturity	Use	Guarantee
		Million yen	Million yen	%			
First series unsecured investment corporation bonds	February 9, 2005	20,000	20,000	0.74	February 9, 2010	Note	Unsecured and unguaranteed
Second series unsecured investment corporation bonds	February 9, 2005	15,000	15,000	1.73	February 9, 2015	Note	Unsecured and unguaranteed
Third series unsecured investment corporation bonds	February 22, 2006	10,000	10,000	2.02	February 22, 2016	Note	Unsecured and unguaranteed
Fourth series unsecured investment corporation bonds	December 22, 2006	-	20,000	1.60	December 22, 2011	Note	Unsecured and unguaranteed
Total		45,000	65,000				

Note: The funds are used for refunding borrowing and operation costs.

State of Acquisition and Disposal During the Current Period
(Omitted)

4. Trading with Interested Parties, etc. and Major Shareholders

(1) State of Transactions

NA with respect to sales and purchase transactions of specified assets with interested parties, etc. and major shareholders.

(2) Amount of fees, etc.

Division	Total fees A	Details of trading with interested parties, etc.		B/A
		Payee	Amount of payment B	
	Thousand yen		Thousand yen	%
Real estate broker's commission fee	613,372	Mitsubishi Corporation	370,000	60.3
Water, lighting and heating expenses	742,940	JAPAN FACILITY SOLUTIONS, Inc.	13,436	1.8
Property management fee	667,375	Diamond Lease Company Limited	4,494	0.7
Other leasing expenses	443,246	Mitsubishi Shoji & Sun Co., Ltd.	573	0.1
Insurance fee	66,366	MC Insurance Center Ltd.	173	0.3
Other expenses	106,115	Mitsubishi Corporation	18	0.0

Note 1: Interested parties, etc. mean the interested parties, etc. of the investment trust management company with which the Investment Corporation has entered into the asset management agreement as prescribed by Article 20 of the Enforcement Ordinances of the Law Concerning Investment Trusts and Investment Corporations. Major shareholders mean the major shareholders of the investment trust management company as defined in Article 9, Paragraph 3 of the Law Concerning Investment Trusts and Investment Corporations. The transactions with the interested parties, etc. are subject to audit.

Note 2: The real estate trading brokerage fee paid upon the acquisition of the properties is calculated based on the acquisition cost of the relevant properties.

Note 3: Other than the above payment fee, the constructing supervisory payment fee to the interested parties during this period is as below:
Mitsubishi Corporation 173,000 thousand yen

5. State of Transactions with the Asset Manager in relation to By – business carried on by the Asset Manager Managing the Assets.

Asset Manager (Mitsubishi Corp. UBS Realty Inc.) is never engaged in securities business, realty business and real estate special joint business so that there is no applicable transaction.

Condition of Account
(Omitted)

BALANCE SHEET

	This Period (As ofFebruary 28, 2007)			This Period (As of August 31, 2006) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS						
I. Current assets:						
Cash and deposit		11,697,860			6,021,809	
Trust cash and trust deposit		12,733,367			9,409,239	
Rental receivables		689,862			621,009	
Consumption tax refundable		1,165,935			991,244	
Other current assets		475,153			486,471	
Total current assets		26,762,178	5.6		17,529,774	4.5
II. Non-current assets:						
1. Property and equipment:						
Trust buildings	176,800,225			145,775,020		
Accumulated depreciation	14,779,668	162,020,556		11,709,938	134,065,082	
Trust building improvements	9,098,463			6,630,108		
Accumulated depreciation	1,066,830	8,031,632		866,682	5,763,425	
Trust machinery and equipment	759,228			604,211		
Accumulated depreciation	109,454	649,774		82,427	521,784	
Trust industrial tool and material	1,819,859			1,380,288		
Accumulated depreciation	429,624	1,390,235		337,787	1,042,501	
Trust land		270,699,741			224,234,151	
Total property and equipment		442,791,940	92.2		365,626,944	92.7
2. Intangible fixed assets:						
Trust leasehold interest		6,992,334			6,672,795	
Trust and other intangible fixed assets		198,798			170,766	
Total intangible fixed assets		7,191,132	1.5		6,843,562	1.7
3. Investments, etc.:						
Tenant leasehold and security deposits		3,166,362			3,103,725	
Investment securities		-			814,416	
Long-term prepaid expenses		108,713			130,903	
Other investments and assets		257,405			227,654	
Total investments, etc.		3,532,481	0.7		4,276,700	1.1
Total non-current assets		453,515,554	94.4		376,747,207	95.5
III. Deferred assets:						
Issue costs of Investment Corporation Bonds		137,759			99,108	
Total deferred assets		137,759	0.0		99,108	0.0
Total Assets		480,415,492	100.0		394,376,091	100.0

	This Period (As of February 27, 2007)			This Period (As of August 31, 2006) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
LIABILITIES						
I. Current liabilities:						
Sales debt		849,082			761,172	
Short-term debt		63,730,000			82,070,000	
Accounts payable		12,793			159,279	
Accrued expenses		951,860			842,573	
Income tax payable, etc.		15,048			5,665	
Rent received in advance		1,376,188			1,341,128	
Deposit received		857,195			1,004,844	
Tenant leasehold and security deposits scheduled to be returned within one year		5,814,463			4,515,058	
Other current liabilities		22,269			18,393	
Total current liabilities		73,628,902	15.3		90,718,115	23.0
II. Non-current liabilities:						
Investment Corporation Bonds		65,000,000			45,000,000	
Long-term debt		5,000,000			5,000,000	
Tenant leasehold and security deposits		79,942,478			66,985,271	
Total non-current liabilities		149,942,478	31.2		116,985,271	29.7
Total Liabilities		223,571,381	46.5		207,703,387	52.7
NET ASSET						
I. Unitholders' capital						
1. Unitholders' equity						
Unitholders' equity		250,764,406	52.2		181,557,646	46.0
2. Retained earnings						
Inappropriate retained earnings at the end of the period		6,079,705			5,115,057	
Total Unitholders' Capital		256,844,111	53.5		186,672,703	47.3
Total Net Asset		256,844,111	53.5		186,672,703	47.3
Total Liabilities and Net Asset		480,415,492	100.0		394,376,091	100.0

STATEMENT OF INCOME

Subjects \ Period	This Period For the period from September 1, 2006 to February 28, 2007			Previous Period For the period from March 1, 2006 to August 31, 2006 (for reference)		
	Amount (¥ in thousands)		Percentage (%)	Amount (¥ in thousands)		Percentage (%)
I. Operating revenues:						
Rental revenues	16,583,040			14,998,542		
Other operation revenues						
Revenues on anonymous association	129,290	16,712,331	100.0	-	14,998,542	100.0
II. Operating expenses:						
Property-related expenses	8,093,733			7,519,782		
Other operation fees						
Loss on anonymous association	-			25,493		
Asset management fees	1,387,307			1,186,755		
Compensation of Officers	4,607			3,355		
Custodian fees	64,685			58,930		
General administration fees	117,016			109,525		
Others	106,115	9,773,466	58.5	91,417	8,995,260	60.0
Operating income		6,938,865	41.5		6,003,281	40.0
III. Non-operating revenues:						
Interest received	9,971			1,117		
Other non-operating Income or Loss	5,807	15,779	0.1	1,049	2,167	0.0
IV. Non-operating expenses:						
Interest expense	273,082			285,773		
Interest Expenses of Investment Corporation Bonds	362,050			308,340		
Amortization of issue costs of Investment Corporation Bonds	55,246			39,597		
Loan-related costs	30,700			57,966		
Cost of deliver of new investment units	128,854			146,007		
Amortization of organization costs	-			13,924		
Other non-operating expenses	11,027	860,963	5.1	33,603	885,213	5.9
Ordinary income		6,093,680	36.5		5,120,235	34.1
Income before income taxes		6,093,680	36.5		5,120,235	34.1
Income taxes, Inhabitant taxes, and Enterprise taxes		15,048	0.1		5,665	0.0
Adjustment of income taxes, etc.		△1,021			△398	
Net income		6,079,654	36.4		5,114,968	34.1
Retaining earnings at the beginning of the period		51			89	
Retained earnings at the end of the period		6,079,705			5,115,057	

Explanatory Notices
(Omitted)

Statement of Changes in Unitholders' Capital

This period (From September 1, 2006 to February 28, 2007) (Unit: Thousands of Yen)

	Unitholders' Capital			Total amount of Net assets
	Total amount of Unitholders' Equity	Retained Earnings: Unappropriated income at the end of the period	Total amount of Unitholders' Capital	
Outstanding amount of the end of last period	181,557,646	5,115,057	186,672,703	186,672,703
Changes in amount				
Issue of new investment units	69,206,760	-	69,206,760	69,206,760
Dividends of retained earnings	-	△5,115,006	△5,115,006	△5,115,006
Net income for this period	-	6,079,654	6,079,654	6,079,654
Total Changes in amount this period	69,206,760	964,647	70,171,407	70,171,407
Outstanding amount of the end of the period	250,764,406	6,079,705	256,844,111	256,844,111

Previous period (For reference) (From March 1, 2006 to August 31, 2006)

(Unit: Thousands of Yen)

	Unitholders' Capital			Total amount of Net assets
	Total amount of Unitholders' Equity	Retained Earnings: Unappropriated income at the end of the period	Total amount of Unitholders' Capital	
Outstanding amount of the end of last period	181,557,646	4,795,048	186,352,695	186,352,695
Changes in amount				
Dividends of retained earnings		△4,794,959	△4,794,959	△4,794,959
Net income for this period		5,114,968	5,114,968	5,114,968
Total Changes in amount this period	-	320,008	320,008	320,008
Outstanding amount of the end of the period	181,557,646	5,115,057	186,672,703	186,672,703

List of Explanatory Notes

(Omitted)

Statement of Cash Distribution

(Unit: Yen)

Subjects / Period	This Period (From September 1, 2006 to February 28, 2007)	Previous Period (From March 1, 2006 to August 31, 2006) (for reference)

I Unappropriated income at end of period	6,079,705,679	5,115,057,824
II Dividends	6,079,676,460	5,115,006,318
(Dividends per unit)	(15,730)	(16,909)
III Retained earnings brought forward to the next period	29,219	51,506

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph 1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 6,079,676,460 yen for this period (5,115,006,318yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS

(Omitted)

STATEMENT OF CASH FLOWS (FOR REFERENCE)

Subject \ Period	For the Period from September 1, 2006 to February 28, 2007	For the Previous Period from March 1, 2006 to August 31, 2006	Subject \ Period	For the Period from September 1, 2006 to February 28, 2007	For the Previous Period from March 1, 2006 to August 31, 2006
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	6,093,680	5,120,235	Payment for property and equipment	△80,562,310	△64,278,368
Depreciation	3,411,395	2,894,630	Payment for deposited tenant leasehold and security deposits	△3,362,211	△1,306,571
Amortization of organization costs	-	13,924			
Amortization of issue costs of Investment Corporation Bonds	55,246	39,597	Revenue from deposited tenant leasehold and security deposits	17,618,823	6,950,585
Loss on retirement of fixed assets	7,610	54,909	Purchases of intangible property and equipment	△369,261	△592,960
Distribution of profit from the silent partnership	△129,290	-	Payment for depositing tenant leasehold and security deposits	△78,361	△10,050
Other operational costs	-	25,493	Revenue from depositing tenant leasehold and security deposits	15,724	7,783
Interest received	△9,971	△1,117	Income from the return of contribution to the silent partnership	943,707	-
Interest expense	635,133	594,114	Revenue from decrease of other investments and assets	△29,750	-
Increase or Decrease of rental receivables	△68,852	△10,915	Purchases of other investments and assets	-	12,377
Increase or Decrease of consumption tax refundable	△174,690	△968,226	Net cash used in investing activities	△65,823,639	△59,217,204
Increase or Decrease of long-term prepaid expenses	22,190	5,044	III Cash Flows from Financing Activities:		

Increase or Decrease of operating accounts payable	87,910	△60,042	Proceeds from borrowing of short-term debt	60,730,000	75,570,000
Increase or Decrease of accounts payable	△141,500	149,530	Payment for repayment of short-term debt	△79,070,000	△18,500,000
Increase or Decrease of accrued unpaid expenses	118,177	107,425	Payment for repayment of long-term debt	-	△9,170,000
Increase or Decrease of advance received	35,059	329,613	Proceeds from issuance of investment corporation bonds	19,906,102	-
Increase or Decrease of deposit received	△147,648	116,757	Proceeds from issuance of investment units	69,206,760	-
Others	16,216	△143,061	Payment of dividends	△5,119,992	△4,796,469
Sub-total	9,810,668	8,267,911	Net cash provided by financing activities	65,652,869	43,103,530
Interest received	9,971	1,117	IV Net Change in Cash and Cash Equivalents	9,000,179	△8,370,338
Payment of interest	△644,024	△525,089	V Cash and Cash Equivalents at the Beginning of the Period	15,431,048	23,801,386
Payment of corporate tax	△5,665	△605	VI Cash and Cash Equivalents at the End of the Period	24,431,228	15,431,048
Net cash provided by operating activities	9,170,949	7,743,335			

Note: The statement of cash flows was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This statement of cash flows has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 130 of the Law concerning Investment Trust and Investment Corporation.

INFORMATION FOR INVESTORS

(Omitted)

EXHIBIT C

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Items 5 to 16.

[Translation]

May 16, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Issuance of Corporate Bonds

We hereby inform you that we have decided to issue investment corporation bonds to the public according to the Law Concerning Book-Entry Transfer of Corporate Bonds, etc. ("Book-Entry Transfer Law") following the comprehensive resolution for the issue of domestic unsecured investment corporation bonds passed at the meeting of the board held on January 10, 2007.

1. Name of the Investment Corporation Bonds
   Fifth-series Unsecured Investment Corporation Bonds of Japan Retail Fund Investment Corporation
   (with special provision for equal treatment within the specific investment corporation bonds only)
   (described as "Fifth Investment Corporation Bonds" below)

Sixth-series Unsecured Investment Corporation Bonds of Japan Retail Fund Investment Corporation
(with special provision for equal treatment within the specific investment corporation bonds only)
(described as "Sixth Investment Corporation Bonds" below)

2. Aggregate Amount of the Investment Corporation Bonds

Fifth Investment Corporation Bonds	¥20 billion
Sixth Investment Corporation Bonds	¥15 billion

3. Form of Investment Corporation Bond Certificates

The investment corporation bonds are subject to the Book-Entry Transfer Law, and no corporate bond certificates for the investment corporation bonds will be issued. (For both the Fifth Investment Corporation Bonds and Sixth Investment Corporation Bonds. Common matters for both the Fifth Investment Corporation Bonds and Sixth Investment Corporation Bonds are presented without this reference hereinafter.)

4. Issue Price

¥100 for a par value of ¥100

5. Redemption Price

¥100 for a par value of ¥100

6. Coupon

Fifth Investment Corporation Bonds	1.60% per annum
Sixth Investment Corporation Bonds	2.17% per annum

7. Amount of Each Investment Corporation Bond

¥100 million

8. Offering Method

Public offering

9. Subscription Due Date

May 16, 2007

10. Payment Due Date

11. Security

The investment corporation bonds have no real security or guaranty and no assets to be specifically retained.

12. Maturity Date and Repayment Method

Fifth Investment Corporation Bonds The aggregate amount of the investment corporation bonds will be repaid on May 23, 2012.

Sixth Investment Corporation Bonds The aggregate amount of the investment corporation bonds will be repaid on May 23, 2017.

Except as otherwise provided for by the Book-Entry Registrar, the corporate bonds may be retired by purchasing the same at any time on and after the day following their payment due date.

13. Interest Payment Date

May 23 and November 23 of each year.

14. Special Provision regarding Financing

There is a "provision of limitation on the offering of security".

15. Assigned Ratings

A1 (Moody's Investors Service, Inc.)

A+ (Standard & Poor's Rating Services)

AA- (Rating and Investment Information, Inc.)

16. Fiscal Agent, Issue Agent and Payment agent

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

17. Underwriter

Mizuho Securities Co., Ltd.

JP Morgan Securities Japan Co., Limited

18. Purpose of Use of the Proceeds

To repay our borrowings.

(for reference)

[Translation omitted.]

[Translation]

May 29, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of the Rent Reduction Lawsuit with The Daiei, Inc. at Higashi-Totsuka Aurora City

We hereby inform you that Japan Retail Fund Investment Corporation decided on the above date to appeal the ruling by the Tokyo District Court with respect to the lawsuit set forth in the title above.

Background leading to the lawsuit and the details of the ruling

The former owner of Higashi-Totsuka Aurora City (the "Property") had been subject to a lawsuit requesting rent reduction filed on December 22, 2004 by The Daiei, Inc., a tenant of the Property, asking confirmation that the monthly rent from and after November 1, 2003 be 68,478,388 yen. The trustee with respect to the Property has succeeded that lawsuit from the former owner.

The Tokyo District Court ruled on May 23, 2007 that the monthly rent from and after

November 1, 2003 was to be 73,312,388 yen.

We decided to appeal the ruling because the details and reasons of that ruling were never acceptable to us. The trustee of the Property plans to file a petition of appeal with the Tokyo District Court by June 6, 2007.

There is no change to the forecast for the management conditions of Japan Retail Fund Investment Corporation for the accounting period ending in August 2007.

* Please see "Note for the Balance Sheet #3: Contingent Liabilities" of the abbreviated notice for the accounting period ending in February 2007 with respect to the lawsuit regarding the Property.

-End-

[Translation]

June 1, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Application for Approval of Amendments to the Approved Business Method by Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., the investment trust management company to which Japan Retail Fund Investment Corporation entrusts the management of its assets, resolved at its board of directors' meeting to file an application for approval under Article 10-2 of the Law Concerning Investment Trusts and Investment Corporations of Japan (application for approval of amendments to approved business methods) with the Financial Services Agency on the above date.

1. Details of Amendments

The investment trust management company adds to the kinds of assets to be invested in, namely real properties, equity contribution in the appointed operator carrying out specified activities, and personal property and the like, as well as modifies the wording.

(Note 1) The specified activities mean the activities stated in Article 2, Paragraph 2 of the Law Relating to Promotion of Realization of Public Facilities and Other Related Services by Using Private Funds and Other Resources (Law No.117 of 1999; as amended), and the appointed operator means the operator stated in Article 2, Paragraph 5 of that same law.

(Note 2) The personal property and the like mean facilities, equipment and other properties added to real properties in terms of structure or use, or properties acquired incidental to the acquisition of real properties, leasehold interests of real properties or surface rights, which are provided for in the Civil Code.

2. Reasons for Amendment

The investment trust management company has obtained approval required for the discretionary management of real property transactions as provided for in Article 50-2 of the Building Lots and Buildings Transaction Business Law from Ministry of Land, Infrastructure and Transport as of May 11, 2007.

Accordingly the investment trust management company applied to the Financial Services Agency for approval of amendments in order to add real properties to the kinds of assets to be invested in, and to add assets which are necessary in investing in real properties held by the investment corporation for which the investment trust management company manages assets.

3. Date of Filing

June 1, 2007

-End-

[Translation]

June 1, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Change in Personnel in the Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., the investment trust management company to which Japan Retail Fund Investment Corporation entrusts the management of its assets has made changes to its personnel.

Change in Personnel (June 1, 2007)
[Translation omitted.]

- End -



[Translation]

June 15, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of New Construction of a Parking Lot in AEON Higashiura Shopping Center

We hereby inform you that Japan Retail Fund Investment Corporation decided to construct a new parking lot in the vicinity of AEON Higashiura Shopping Center, an asset held in our portfolio (the "Existing Shopping Center"), following the plan to convert the parking lot on the third story of the Existing Shopping Center into stores (please see "Outline of the Plan for Area Extension and Renewal").

1. Outline of Existing Shopping Center
   [Translation Omitted]

2. Outline of New Parking Lot
   [Translation Omitted]

3. Reasons for the Construction

[Translation Omitted]

4. Future Prospect:
[Translation Omitted]

-End-

【Image of New Parking Lot】
[Image Omitted]

【Outline of the Plan for Area Extension and Renewal】
[Translation Omitted]

[Translation]

June 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Prepayment of Borrowing

We hereby inform you that Japan Retail Fund Investment Corporation has decided to prepay part of the short-term borrowing as listed below.

1. Description of borrowing to be prepaid

(1)

① Party from which the borrowing is made: Mizuho Corporate Bank, Ltd.

② Principal amount: ¥5,300 million

③ Scheduled date for repayment of the principal: February 27, 2008

④ Prepayment date: June 29, 2007

⑤ Funds for prepayment: Proceeds from issuing investment corporation bonds and funds on hand will be applied for prepayment.

(2)

① Party from which the borrowing is made:

Sumitomo Mitsui Banking Corporation

② Principal amount: (i) ¥1,700 million (ii) ¥2,000 million

③ Scheduled date for repayment of the principal:

(i) September 29, 2007 (ii) March 28, 2008

④ Prepayment date: June 29, 2007

⑤ Fund for prepayment: Proceeds from issuing investment corporation bonds and funds on hand will be applied for prepayment.

(Reference materials)

Status of borrowings and corporate bonds after prepayment

(Unit: million yen)

	Before prepayment	After prepayment	Variation
Short-term borrowing	34,730	25,730	−9,000
Long-term borrowing	5,000	5,000	0
Sum of borrowing	39,730	30,730	−9,000
Corporate bonds	100,000	100,000	0
Sum of borrowing and corporate bonds	139,730	130,730	−9,000

- End -

[Translation]

June 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing (Refunding)

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money

To refund the existing short-term money borrowing.

2. Description of the borrowing:

(1) Party from which the borrowing is made:

The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited., The Sumitomo Trust & Banking Co., Ltd., Aozora Bank, Ltd.

(2) Principal amount: ¥10,000 million

(3) Interest rate: 0.95250% (from June 29, 2007 to August 31, 2007)

(4) Method of borrowing money: Unsecured and unguaranteed

(5) Interest Payment Date:

Repayment date for the principal

(6) Method of Returning the Principal:

It will be repaid in a lump sum on the final repayment date for the principal.

(7) Date of Borrowing: June 29, 2007

(8) Final Repayment Date for the Principal: August 31, 2007

(Reference materials)

Status of borrowings and corporate bonds after refunding

(Unit: million yen)

	Before refunding	After refunding	Variation
Short-term borrowing	25,730	25,730	±0
Long-term borrowing	5,000	5,000	0
Sum of borrowing	30,730	30,730	0
Investment corporation bonds	100,000	100,000	0
Sum of borrowing and investment corporation bonds	130,730	130,730	0

- End -

[Translation]

June 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate for the period specified below has been determined as follows on the borrowings made by us on November 1, 2006, November 29, 2006, and December 21, 2006.

① Unsecured short-term borrowing (¥8,000 million)

Interest rate:

From June 30, 2007 to September 28, 2007: 1.01750% per annum

② Unsecured short-term borrowing (¥2,530 million)

Interest rate:

From June 30, 2007 to September 28, 2007: 0.98750% per annum

③ Unsecured short-term borrowing (¥3,000 million)

Interest rate:

From June 30, 2007 to September 28, 2007: 0.96750% per annum

④ Unsecured short-term borrowing (¥2,200 million)

Interest rate:

From June 30, 2007 to September 28, 2007: 0.99750% per annum

The interest rate on and after September 29, 2007 will be determined on September 26.

- End -



[Translation]

July 2, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1) Assets to be acquired: Beneficial interests in real estate trust

(2) Name of the property: Cheers Sapporo (tentative name)

(3) Acquisition price: 2.75 billion yen

(4) Acquisition date: July 3, 2007 (scheduled execution of transfer agreement)
December 2008 (scheduled acquisition)

(5) Party from which the property will be acquired:
Yugen Kaisha KW Property Five

(6) Funds for the acquisition: Borrowed funds (anticipated)

2. Reasons for the acquisition:

[Translation Omitted]

3. Description of the property to be acquired
[Translation omitted.]

4. Outline of party from which the beneficial interests in trust will be acquired:

(1) Trade name: Yugen Kaisha KW Property Five
(2) Location of head office: 2-9, Shimbashi 2-chome, Minato-ku, Tokyo
(3) Representative: Mitsutaka Nakamura
(4) Capital: 3 million yen
(5) Major shareholders: Kenedix, Inc.
(6) Main business activities: Purchase of receivables, finance business, sale and purchase, holding, management and investment of securities, sale, purchase and lease of real estate and brokerage thereof, and consulting services for investment and operation
(7) Relationship with Investment Corporation or the Investment Trust Management Company: Not applicable.

5. Status of party acquiring properties:
[Translation omitted.]

6. Outline of brokerage
[Translation omitted.]

7. Future prospects:
This acquisition will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation for the accounting period ending in August 2007.

- End -

【Map for Location of the Property】

[Two images omitted]

[Translation]

July 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of the Partial Transfer of Assets

We hereby inform you that we have decided to transfer part of the assets as follows on the above date.

1. Summary of the property for transfer

(1) Expected properties for transfer: share of quasi-co-ownership of the beneficial interests in real estate trust

(2) Percentage of transfer: 50% of the share of quasi-co-ownership

(3) Property name: Hakata Riverain / Eeny Meeny Miny Mo

(4) Transfer value: ¥ 7,220 million

(5) Book price: approximately ¥ 6,403 million (as of the last day of February, 2007)

(6) Costs related to the transfer: approximately ¥ 15 million

(7) Difference of the transfer value and the book price together with costs related to transfer: approximately ¥ 802 million
(difference between (4) above and both (5) and (6))

(8) Evaluation method: Appraised Value: ¥ 6,820 million
Appraiser: Japan Real Estate Institute
Date of Price Evaluation: June 1, 2007

(9) Scheduled date for execution: July 26, 2007

(10) Scheduled date for transfer: August 1, 2007

(11) Transferee: Toshin Development Co., Ltd. (Please see "Summary description of the transferee" in item 4 below.)

2. Reason for the transfer

[Translation Omitted]

3. Details of the property transferred

[Translation Omitted]

4. Summary description of the transferee

1) Trade name: Toshin Development Co., Ltd.

2) Location of headquarters: 17-1, Tamagawa 3-chome, Setagaya-ku, Tokyo

3) Representative: Hiroshi Kunihara

4) Capital: ¥ 2,140 million (as on the last day of February, 2007)

5) Major shareholder: Takashimaya Company, Limited

6) Major business: Development, operational management of shopping centers and the like.

7) Relationship with the Investment Corporation or the Investment Trust Management Company: Not applicable.

5. Schedule of transfer

July 26, 2007: Execution of transfer agreement for share of co-ownership of the beneficial interests in trust.

August 1, 2007: Scheduled date for handover.

6. Future prospects

The transfer of these beneficial interests in trust will have no significant impact on the

management conditions of Japan Retail Fund Investment Corporation, and there is no change to the forecast for the management conditions for its accounting period ending in August 2007.

- End -

[Translation]

July 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Change to the Scheduled Date for Acquisition of Property

We hereby inform you that we change the scheduled date for acquisition of Oyama Yuen Harvest Walk with respect to the "Notice of Acquisition of Property" ((tentative name) Jingumae 4-chome West Project, Oyama Yuen Harvest Walk) as of March 19, 2007.

1. Details of Change

Scheduled Date for Acquisition: [Date after change] the beginning of September, 2007

[Date before change] the last day of July, 2007

2. Reasons for Change

[Translation omitted.]

3. Future Prospects

[Translation omitted.]

- End -

[Translation]

July 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Approval Obtained of Amendments to the Approved Business Method by Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., the investment trust management company, to which Japan Retail Fund Investment Corporation entrusts the management of its assets, obtained on the above date an approval (of amendments to approved business methods) under Article 10-2 of the Law Concerning Investment Trusts and Investment Corporations of Japan from the Financial Services Agency.

1. Details of Approval (of amendments to approved business methods)

   The investment trust management company adds to the kinds of assets to be invested in, namely real properties, equity contribution in the appointed operator carrying out specified activities, and personal property and the like, as well as modifies the wording.

(Note 1) The specified activities mean the activities stated in Article 2, Paragraph 2 of the Law Relating to Promotion of Realization of Public Facilities and Other Related Services by Using Private Funds and Other Resources (Law No.117 of 1999; as amended), and the appointed operator means the operator stated in Article 2, Paragraph 5 of that same law.

(Note 2) The personal property and the like mean facilities, equipment and other properties added to real properties in terms of structure or use, or properties acquired incidental to the acquisition of real properties, leasehold interests of real properties or surface rights, which are provided for in the Civil Code.

2. Reasons for Applying for Approval

The investment trust management company has obtained approval required for the discretionary management of real property transactions as provided for in Article 50-2 of the Building Lots and Buildings Transaction Business Law from Ministry of Land, Infrastructure and Transport as of May 11, 2007.

Accordingly the investment trust management company applied to the Financial Services Agency for approval of amendments to the approved business method on June 1, 2007 in order to add real properties to the kinds of assets to be invested in, and to add assets which are necessary in investing in real properties held by the investment corporation for which the investment trust management company manages assets.

The application for approval was already made public in the "Notice of Application for Approval of Amendments to the Approved Business Method by Investment Trust Management Company" dated June 1, 2007.

3. Date of Approval Obtained

July 26, 2007

-End-

EXHIBIT D

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B. Items 1 to 6.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – May 16, 2006

Japan Retail Fund Investment Corporation to Issue Unsecured Corporate Bonds

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it intends to issue unsecured corporate bonds under its existing debt shelf registration. Details of the contemplated bond issuance are as follows:

- ¥ 20 billion of 5-year bonds, maturing on May 23, 2012 with a coupon of 1.60%
- ¥ 15 billion of 10-year bonds, maturing on May 23, 2017 with a coupon of 2.17%

The bonds, with a par value of ¥100 million, are scheduled to be issued on May 23, 2007. Proceeds from the issuance will be used to repay short-term borrowings. JRF has issued an aggregate of ¥65 billion of unsecured corporate bonds in four previous series, and with the issuance announced today continues to broaden its financial flexibility beyond such traditional debt funding sources as bank loans and tenant deposits.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Atsuo Yagi (Telephone Number: 81-3-5293-7081, Head of Finance & IR at the Retail Division of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – May 29, 2007

Japan Retail Fund Investment Corporation to Appeal Court Decision Related to Rent Reduction to the Tokyo High Court

Japan Retail Fund Investment Corporation (TSE: 8953) announced today it will appeal the ruling by the Tokyo District Court regarding a lawsuit filed by The Daiei, Inc. to reduce rent at Higashi-Totsuka Aurora City, a property in Yokohama owned by the Fund. The appeal will be made to the Tokyo High Court.

The lawsuit was filed by Daiei, a tenant of the property, on December 22, 2004 against the previous owner of the property to reduce monthly rent from November 1, 2003 to 68.4 million yen. The lawsuit was inherited by JRF when the property was acquired. On May 23, 2007, the Tokyo District Court ruled that the rent from November 1, 2003 was to be 73.3 million yen. JRF does not agree with this decision and has decided to appeal the case to the Tokyo High Court. JRF plans to file a petition of appeal by June 6, 2007.

JRF does not expect this issue to have a material impact on its results for the fiscal period ending August 31, 2007.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)

News Release – June 15, 2007

Japan Retail Fund Investment Corporation to Construct Additional Building at AEON Higashiura Shopping Center in Aichi Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today its decision to construct an additional building on land adjacent to AEON Higashiura Shopping Center, a property owned by the Fund in Aichi Prefecture. With an estimated construction cost of approximately 2.54 billion yen, the new six-story building will contain shops as well as additional parking and is scheduled to be completed in February 2008.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., the Asset Manager for Japan Retail Fund, said, "The decision was made with the aim of increasing the value of AEON Higashiura Shopping Center by adding parking spaces and expanding the area for stores."

The addition of the building is the first phase of a value enhancement project at the property. In the second phase, the Fund plans to build a new multi-story parking structure at the property and convert the third floor parking lot of the existing shopping center into leasable retail space.

Summary of Planned New Parking Building:

Location	50-3 Sarushinden 2-ku, Ogawaaza, Oaza, Higashiuracho, Chitagun, Aichi Prefecture
Land size	9,631.95m^2
Total floor space	43,097.98m^2
Building summary	Six floors above ground
Use	Parking and stores

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – July 2, 2007

Japan Retail Fund Investment Corporation to Acquire New Retail Property in Sapporo, Hokkaido

Japan Retail Fund Investment Corporation (TSE: 8953) announced today its intention to acquire a retail property, tentatively called Cheers Sapporo, that will be newly constructed in Sapporo City, Hokkaido. The new building, with nine floors above ground and two basement floors, is scheduled to be completed in October 2008. Cheers Sapporo will be mainly occupied by restaurants. Japan Retail Fund intends to acquire the property in December 2008 at an acquisition price of approximately 2.75 billion yen.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., the Asset Manager for Japan Retail Fund, said, "This decision was made with the aim of adding to the urban retail properties in the portfolio. Through such development-type properties, we are resolved to acquire new, high-quality properties while avoiding extremely competitive market conditions."

Approximately a two-minute walk from Susukino Station on the Nanboku subway line, the new property will be conveniently located in central Sapporo City. The concentration of hotels, amusement facilities and restaurants as well as the many offices on major streets nearby attract many shoppers, businesspeople and tourists to the area.

Summary of Cheers Sapporo (tentative name):

Location	Minami-sanjo Nishi 3-1, Chuo-ku, Sapporo, Hokkaido and five adjacent addresses (planned)
Land size	621.58m^2
Total floor space	5,132.50m^2 (planned)
Building summary	Nine floors above ground and two basement floors
Tenants	To be decided by opening

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – July 26, 2007

Japan Retail Fund Investment Corporation to Sell 50% of the Trust Beneficiary Rights of Hakata Riverain in Hakata City, Fukuoka Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) today announced the intended sale of 50% of the trust beneficiary rights of Hakata Riverain in Hakata City, Fukuoka Prefecture, to Toshin Development Co., Ltd, a major developer and operator of both urban and suburban shopping centers and a wholly-owned subsidiary of department store operator Takashimaya Company, Limited. The Fund expects that cooperation with Toshin Development will have a positive impact on sales and rents at Hakata Riverain. In addition, more opportunities to cooperate with Toshin Development may arise in the future.

Japan Retail Fund intends to close the sale of the trust beneficiary rights on August 1, 2007 at a price of 7.22 billion yen. Proceeds to the Fund are expected to exceed sum of the book value of the trust beneficiary rights and various costs associated with the transaction by approximately 802 million yen. The transaction is not expected to have a material impact on the Fund's operations for the period ending in August 2007.

Summary of Property Transferred:

Property name		Hakata Riverain
Trustee		The Chuo Mitsui Trust and Banking Company, Limited
Trust contract period		From September 2, 2002 to September 11, 2017
Location		3-1, Shimokawabata-cho, Hakata-ku, Fukuoka City, Fukuoka
Land	Whole Land size	15,932.95m^2
	Zoning	Commercial
	Type of ownership	Land use rights
Building	Number of stories	13 stories above ground and four basement floors
	Total floor space	Entire property including hotel, offices, etc: 151,697.94 m^2 Retail space currently owned by JRF: 42.797.07 m^2
	Completion	December 1998

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – July 26, 2007

Japan Retail Fund Investment Corporation to Change the Acquisition Date for Oyama Yuen Harvest Walk in Oyama City, Tochigi Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today its decision to change the acquisition date for Oyama Yuen Harvest Walk in order to allow completion of detailed due diligence on the newly opened property. The acquisition, originally planned for the end of July 2007, is now expected to be completed in September 2007. The change of the transaction timing is not expected to have a material impact on the Fund's operations for the period ending in August 2007.

Property Information Summary:

Property name	Oyama Yuen Harvest Walk
Location	1457 Oaza Kizawa, Oyama-shi, Tochigi Prefecture
Land size	114,283.12m^2
Total floor space	70,553.53m^2
Building summary	One floor above ground, with a second story in certain parts
Major tenants (planned)	York Benimaru, Super Viva Home, K's Denki, Sports Depo

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

END